Hammerhead Energy Inc.

Consolidated Financial Statements

As at and for the Three Months Ended
March 31, 2023

Dated: May 11, 2023

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As at
(Cdn$ thousands)	Note	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash		6,666	8,833
Accounts receivable		79,242	89,235
Prepaid expenses and deposits		9,935	4,564
Risk management contracts	17	40,923	19,293
Total current assets		136,766	121,925

Property, plant and equipment	5	1,766,067	1,644,199
Total assets		1,902,833	1,766,124

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		189,542	135,547
Current portion of lease obligations	8	1,197	1,180
Risk management contracts	17	7,856	7,286
Total current liabilities		198,595	144,013

Bank debt	6	204,833	179,800
Term debt	7	81,223	78,932
Non-current portion of lease obligations	8	3,640	3,945
Warrant liability	10	42,506	21,971
Decommissioning obligations	9	21,538	23,115
Deferred tax liabilities		57,891	31,720
Total liabilities		610,226	483,496

SHAREHOLDERS' EQUITY
Common share capital	12	1,330,605	585,732
Preferred share capital	12	-	606,131
Contributed surplus		101,313	96,417
Deficit		(139,311)	(5,652)
Total shareholders' equity		1,292,607	1,282,628

Total liabilities and shareholders' equity		1,902,833	1,766,124

Subsequent event	10
Commitments	19

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors,

(signed)	(signed)
Stewart Hanlon	Scott Sobie
Director and Audit Committee Chair	President and Chief Executive Officer

1 | Hammerhead Energy Inc.	Financial Statements

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

		Three Months Ended March 31,
(Cdn$ thousands, except per share amounts)	Note	2023	2022
REVENUE
Oil and gas revenue	15	217,054	189,542
Royalties		(24,925)	(17,891)
Oil and natural gas revenue, net of royalties		192,129	171,651

RISK MANAGEMENT CONTRACTS
Realized loss on risk management contracts	17	(240)	(22,738)
Unrealized gain (loss) on risk management contracts	17	21,060	(66,492)
		20,820	(89,230)
OTHER INCOME		311	241
		213,260	82,662
EXPENSES
Operating		29,859	25,074
Transportation		21,007	16,731
General and administrative		8,112	5,211
Transaction costs	4	8,967	-
Share-based compensation	13	4,794	3,175
Depletion and depreciation	5	50,518	35,734
Finance	16	6,640	5,577
Gain on foreign exchange		(53)	(2,117)
Loss (gain) on warrant revaluation	10	10,426	(281)
Listing expense	4	180,478	-
Total expenses		320,748	89,104

Net loss and comprehensive loss before income taxes		(107,488)	(6,442)

Deferred income tax expense		26,171	-
Net loss and comprehensive loss		(133,659)	(6,442)

Net loss per common share
Basic [1]		(2.68)	(0.49)
Diluted [1]		(2.68)	(0.49)

1 For the period ended March 31, 2022, the Company's basic and diluted earnings per share is the net loss per common share of Hammerhead Resources Inc., and the weighted average common shares outstanding has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD (note 4).

See accompanying notes to the consolidated financial statements.

2 | Hammerhead Energy Inc.	Financial Statements

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the three months ended
(Cdn$ thousands)	Note	March 31, 2023	March 31, 2022

Common share capital
Balance, beginning of period		585,732	584,275
Common shares converted per business combination	4, 12	(585,732)	-
Issuance of new common shares per business combination	4, 12	585,732	-
Issuance for exercise of preferred shares	4, 12	606,131	-
Issuance for exercise of 2020 Warrants	4, 10	21,684	-
Issuance to DCRD shareholders	4, 12	109,597	-
Long-term retention program	4, 13	5,793	-
Issuance for exercise of legacy restricted share units and options	12	1,668	-
Balance, end of period		1,330,605	584,275

Preferred share capital
Balance, beginning of period		606,131	606,131
Exercise of preferred shares to common shares	12	(606,131)	-
Balance, end of period		-	606,131

Contributed surplus
Balance, beginning of period		96,417	83,704
Recognized under share-based compensation plans	13	6,484	4,437
Exercise of restricted share units		(1,588)	-
Balance, end of period		101,313	88,141

Deficit
Balance, beginning of period		(5,652)	(230,752)
Net loss		(133,659)	(6,442)
Balance, end of period		(139,311)	(237,194)

Total shareholders' equity, beginning of period		1,282,628	1,043,358
Total shareholders' equity, end of period		1,292,607	1,041,353

See accompanying notes to the consolidated financial statements.

3 | Hammerhead Energy Inc.	Financial Statements

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Three Months Ended March 31,
(Cdn$ thousands)	Note	2023	2022
OPERATING ACTIVITIES
Net loss		(133,659)	(6,442)
Adjustments for non-cash items:
Unrealized (gain) loss on risk management contracts	17	(21,060)	66,492
Share-based compensation	13	4,794	3,175
Depletion and depreciation	5	50,518	35,734
Finance, non-cash	16	2,523	4,144
Unrealized gain on foreign exchange		(166)	(2,074)
Loss (gain) on warrant revaluation	10	10,426	(281)
Deferred income tax expense		26,171	-
Settlement of decommissioning obligations	9	-	(123)
Transaction costs, non-cash	4, 13, 18	5,793	-
Listing expense, non-cash	4	180,478	-
Change in non-cash working capital	14	(10,277)	(30,162)
Net cash from operating activities		115,541	70,463

FINANCING ACTIVITIES
Drawdown of bank debt		57,042	37,000
Repayment of bank debt		(32,000)	(19,000)
Settlement of 2013 Warrants	4, 10	(168)	-
Proceeds from common shares issued		80	-
Payment of lease obligations		(288)	(251)
Net cash used in financing activities		24,666	17,749

INVESTING ACTIVITIES
Additions to property, plant and equipment ("PP&E")	5	(172,442)	(82,488)
Net change in accounts payable related to the addition of PP&E	14	30,119	(13,026)
Net cash used in investing activities		(142,323)	(95,514)

Net change in cash		(2,116)	(7,302)
Cash, beginning of period		8,833	12,239
Foreign exchange revaluation		(51)	86
Cash, end of period		6,666	5,023

See accompanying notes to the consolidated financial statements.

4 | Hammerhead Energy Inc.	Financial Statements

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As at and for the three months ended March 31, 2023 and 2022.

1. REPORTING ENTITY

Hammerhead Energy Inc. ("HEI", "Hammerhead", or the "Company") was incorporated in Alberta on September 1, 2022. Refer to Note 4 Business Combination for additional information on the amalgamation of HEI on February 23, 2023. These unaudited condensed interim consolidated financial statements (the "Interim Financial Statements") are comprised of the accounts of HEI and its wholly owned subsidiaries, Hammerhead Resources ULC and Prairie Lights Power GP Inc., and the prior period amounts are those of Hammerhead Resources Inc., which continued as the operating entity, Hammerhead Resources ULC, following the amalgamation.

HEI is an oil and natural gas exploration, development and production company. HEI's reserves, producing properties and exploration prospects are located in the Deep Basin of West Central Alberta where it is developing multi-zone, liquids-rich oil and gas plays. The Company conducts certain of its operating activities jointly with others through unincorporated joint arrangements and these condensed interim consolidated financial statements reflect only the Company's share of assets, liabilities, revenues and expenses under these arrangements. The Company conducts all of its principal business in one reportable segment.

The Company is controlled by Riverstone Holdings LLC ("Riverstone"). The Company's head office is located at Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue SW, Calgary, Alberta, Canada, T2P 1G1.

2. BASIS OF PRESENTATION

(a) Statement of compliance

The Interim Financial Statements were approved and authorized for issue by the Company's Board of Directors on May 11, 2023. The Interim Financial Statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting using accounting polices consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Interim Financial Statements should be read in conjunction with the audited annual consolidated financial statements of Hammerhead Resources Inc., as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 and the notes thereto (the "Annual Financial Statements"). Hammerhead Resources Inc. was amalgamated to form Hammerhead Resources ULC, which continues as the operating entity of HEI following the business combination described in note 4. The Interim Financial Statements have been prepared on a basis consistent with the accounting, estimation and valuation policies described in the Annual Financial Statements. Certain information and disclosures normally required to be included in the notes to the Annual Financial Statements prepared in accordance with IFRS have been condensed or omitted in the Interim Financial Statements.

(b) Basis of measurement

The Interim Financial Statements have been prepared on a historical cost basis except for the warrant liability (note 10) and the risk management contracts (note 17), which are measured at fair value.

(c) Functional and presentation currency

The Interim Financial Statements are presented in Canadian dollars ("Cdn$"), which is also the Company's functional currency. All references to US$ or USD are to United States dollars.

(d) Use of estimates and judgements

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

5 | Hammerhead Energy Inc.	Financial Statements

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies are outlined in the Annual Financial Statements.

3. CHANGES IN ACCOUNTING STANDARDS

Effective for periods beginning on or after January 1, 2023, the International Accounting Standard Board has published a new standard, IFRS 17 Insurance, as well as amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors; IAS 12 Income Taxes; and IAS 1 Presentation of Financial Statements. The Company has adopted this standard and these amendments and determined no significant impact to the Company's Interim Financial Statements.

4. BUSINESS COMBINATION

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with Decarbonization Plus Acquisition Corporation IV ("DCRD"), an affiliate of the Company's controlling shareholder, Riverstone, and certain other parties and their respective shareholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form Hammerhead Energy Inc. ("HEI"). Also pursuant to the plan of arrangement, Hammerhead Resources Inc. ("HHR") amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI.

HEI's common shares and public warrants are traded on the Nasdaq Stock Market LLC ("Nasdaq") under the symbols "HHRS" and "HHRSW", respectively and the Toronto Stock Exchange ("TSX") under the symbols "HHRS" and "HHRS.WT," respectively.

As a result of the business combination, the following occurred:

• HHR's 392.6 million common shares were converted to 25.1 million Class A common shares of HEI,

• HHR's 500.9 million preferred shares were converted to 56.1 million Class A common shares of HEI,

• HHR's 35.0 million 2020 Warrants were converted to 1.6 million Class A common shares of HEI,

• HHR's 6.0 million 2013 Warrants were settled for a cash payment of $0.028 per warrant, totaling $0.2 million,

• HHR's limited recourse loans under the long-term retention program of $5.8 million were terminated, and

• 8.0 million DCRD common shares were converted to 8.0 million Class A common shares of HEI.

HEI issued a combined total of 90,778,275 common shares and 28,549,991 warrants to the former shareholders of HHR and DCRD.

The transaction is a business combination under common control and applies IFRS 2 Share Based Payment as DCRD does not meet the definition of a business under IFRS 3 Business Combinations. On closing, the Company accounted for the fair value of the HEI common shares issued to DCRD shareholders at the market price of DCRD's publicly traded common shares on February 23, 2023. The total fair value of the HEI common shares issued to DCRD shareholders was $109.6 million. As part of the amalgamation, HEI acquired cash, prepaid expenses, accounts payable, related party payables and warrant liabilities. The fair value of the shares issued to DCRD shareholders less the sum of the net liabilities acquired was accounted for as listing expense. The following table reconciles the elements of the amalgamation:

6 | Hammerhead Energy Inc.	Financial Statements

(Cdn$ thousands)	Amalgamation under IFRS 2
Total fair value of consideration
8,032,671 shares at US$10.07 per common share (US$80.9 million)	109,597

less the following
Cash	156
Prepaid expenses	3,705
Less: Accounts payable	(24,179)
Less: Due to related parties	(18,457)
Less: Warrant liabilities [1]	(32,106)
Total listing expense	180,478

1 Warrant liabilities include Public Warrants and Private Warrants. See note 10 for additional information.

The listing expense is presented in the condensed interim consolidated statements of loss and comprehensive loss. The related party payables include $9.5 million due to HEI that was eliminated upon closing and $8.9 million due to Riverstone. All related party payable balances were settled as at March 31, 2023.

For the three months ended March 31, 2023, the Company expensed $9.0 million in transaction costs (three months ended March 31, 2022 - nil).

5. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

The following table reconciles movements of PP&E during the year:

(Cdn$ thousands)	Development and Production Assets	Corporate Assets	Right-of-Use Assets	Total
PP&E, at cost:
Balance - December 31, 2021	2,123,153	10,926	6,411	2,140,490
Additions	379,220	1,857	1,451	382,528
Balance - December 31, 2022	2,502,373	12,783	7,862	2,523,018
Additions	171,448	938	-	172,386
Balance - March 31, 2023	2,673,821	13,721	7,862	2,695,404

Accumulated depletion and depreciation
Balance - December 31, 2021	721,852	7,588	2,211	731,651
Depletion and depreciation	144,133	1,982	1,053	147,168
Balance - December 31, 2022	865,985	9,570	3,264	878,819
Depletion and depreciation	49,666	538	314	50,518
Balance - March 31, 2023	915,651	10,108	3,578	929,337

Net book value - December 31, 2022	1,636,388	3,213	4,598	1,644,199
Net book value - March 31, 2023	1,758,170	3,613	4,284	1,766,067

At March 31, 2023, an estimated $2.7 billion in future development costs associated with the proved plus probable undeveloped reserves were included in the calculation of depletion (December 31, 2022 - $2.8 billion).

(a) Capitalization of general and administrative and share-based compensation expenses

During the three months ended March 31, 2023, $1.4 million (year ended December 31, 2022 - $5.1 million) of directly attributable general and administrative expenses and $1.7 million (year ended December 31, 2022 - $4.1 million) of share-based compensation expenses were capitalized to PP&E assets. These amounts directly related to development activities conducted during the period.

7 | Hammerhead Energy Inc.	Financial Statements

(b) Impairment

At March 31, 2023 and December 31, 2022, the Company assessed its production and development assets for indicators of impairment and none were noted.

6. BANK DEBT

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Syndicated facility [1]	204,833	164,800
Operating facility	-	15,000
Total bank debt outstanding	204,833	179,800

1 Included in the syndicated facility is a draw of US$10.0 million. As at March 31, 2023, the US$ draw was translated to Cdn$13.5 million.

The Company's bank debt is held in a credit facility with a syndicate of lenders. Under the amended credit facility, determination of the borrowing base is made by the lenders at their sole discretion, and is subject to re-determinations semi-annually as of May 31st and November 30th of the respective year. The amended credit facility consists of a $330.0 million revolving syndicated facility and a $20.0 million operating facility.

As at March 31, 2023, Hammerhead was compliant with all covenants and cross default clauses stated in the amended credit facility agreement. Covenants include reporting requirements and limitations on excess cash, indebtedness, equity issuances, acquisitions, dispositions, hedging, encumbrances, asset retirement obligations, as well as other standard business operating covenants. The Company is not subject to financial covenants. The lenders have first lien on all of the assets held by the Company and its subsidiaries.

Amounts borrowed under the amended credit facility bear interest based on the referenced Canadian prime lending rate or the bankers' acceptance rate in effect, at the Company's option, plus an applicable margin or fee, respectively. The applicable rate is determined by the ratio of first lien indebtedness to earnings before interest, taxes, depreciation, depletion and amortization. The amended credit facility also includes standby fees on balances not drawn.

The following ranges are the applicable prime margin, bankers' acceptance and standby fees:

	Margin on Canadian Prime Rate	Bankers' Acceptance Fee	Standby Fee
Credit facility	1.75% - 5.25%	2.75% - 6.25%	0.69% - 1.56%

Letters of Credit

The Company has guaranteed letters of credit in both Canadian and US dollars. As at March 31, 2023, the Company's Canadian dollar denominated letters of credit were guaranteed through Export Development Canada ("EDC") and totaled $14.3 million (December 31, 2022 - $13.8 million). The Company's US dollar denominated letters of credit totaled US$0.7 million as at March 31, 2023 and December 31, 2022 (Cdn$1.0 million and Cdn$0.9 million, respectively).

8 | Hammerhead Energy Inc.	Financial Statements

7. TERM DEBT

(Cdn$ thousands)	March 31, 2023	December 31, 2022
2020 Senior Notes - outstanding principal	120,648	120,648
Principal repayment, net of outstanding PIK interest [1]	(40,061)	(42,414)
Foreign exchange revaluation [2]	636	698
Total carrying value of long-term debt	81,223	78,932

1 The Company repaid $78.6 million of principal on its 2020 Senior Notes on September 26, 2022. The repayment is netted with the accumulated PIK interest of $32.1 million. Total accrued unpaid PIK as at March 31, 2023 is $6.4 million.

2  The term debt is issued in US dollars and is revalued to Canadian dollars at each reporting period using the period end foreign exchange rate.

Term debt consists of the 2020 Senior Notes, which have a maturity date of July 10, 2024. The notes bear interest at 12% per annum and provide the option of paying interest as cash or as paid-in-kind ("PIK"). PIK interest is added to the principal balance and is due on maturity.

As at March 31, 2023, the Company was in compliance with all covenants related to term debt. There are no maintenance financial covenants related to the term debt; however, there are standard business operating covenants, as well as covenants that may limit Hammerhead's ability to incur additional debt.

8. LEASE OBLIGATIONS

The Company incurs lease payments related to office facilities in Calgary and Grande Prairie, as well as leased equipment for operations. The Company has recognized lease liabilities measured at the present value of the remaining lease payments using an incremental borrowing rate for the Calgary and Grande Prairie offices of 4.6% and 7.0%, respectively (December 31, 2022 - 4.6% and 7.0%, respectively). The incremental borrowing rate for the leased equipment is 4.7% (December 31, 2022 - 4.7%).

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Balance, beginning of period	5,125	4,957
Additions and modifications	-	1,451
Interest expense	62	257
Lease payments	(350)	(1,540)
Balance, end of period	4,837	5,125

Current portion	1,197	1,180
Long-term portion	3,640	3,945

Property taxes associated with the above leases are classified as variable payments not linked to an index. Such items are charged to operating expense and general and administrative expense in the condensed interim consolidated statements of loss and comprehensive loss and are immaterial for further disclosure.

9. DECOMMISSIONING OBLIGATIONS

Decommissioning obligations arise as a result of the Company's net ownership interests in petroleum and natural gas assets including well sites, processing facilities and infrastructure. The following table reconciles the changes in the decommissioning obligation:

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Balance, beginning of period	23,115	29,569
Obligations incurred	667	2,963
Settlements [1]	-	(123)
Change in rates	-	(9,948)
Change in estimates	(2,414)	73
Accretion of decommissioning obligations [2]	170	581
Balance, end of period	21,538	23,115

9 | Hammerhead Energy Inc.	Financial Statements

1 For the period ended December 31, 2022, all obligations were indirectly settled through a government subsidy, whereby third party service providers were reimbursed on behalf of HEI.

2 Accretion of the decommissioning obligation due to the passage of time is presented within finance expense in the consolidated statement of loss. See note 16.

At March 31, 2023, key assumptions on which the carrying amount of the decommissioning obligations is based include a risk free rate of 3.3% and an inflation rate of 2.1% (December 31, 2022 - 3.3% and 2.1%, respectively). As at March 31, 2023, the undiscounted and uninflated amount of the estimated cash flows required to settle the obligation is $31.2 million (December 31, 2022 - $30.2 million), which is estimated to be incurred within the next 33 years.

10. WARRANT LIABILITY

The following table summarizes the warrants outstanding:

Number of warrants (000's)	March 31, 2023	December 31, 2022
2020 Warrants	-	35,020
2013 Warrants	-	6,000
Public Warrants	15,812	-
Private Warrants	12,738	-
Total	28,550	41,020

Upon close of the business combination with DCRD (note 4), the 2013 Warrants were settled for a cash payment of $0.028 per warrant and the 2020 Warrants were exercised on a cashless basis and converted to common shares of HEI. The Company also assumed through the business combination, public and private warrants ("Public Warrants" and "Private Warrants", collectively "the Warrants") in connection with the agreement.

The Warrants each entitle their holders to purchase one common share at an exercise price of US$11.50 per common share, which is variable in Cdn$. Accordingly, they are classified as a liability rather than equity as the Warrants do not meet the 'fixed for fixed' requirement. The Warrants became exercisable on March 25, 2023 and will expire on February 23, 2028, or earlier upon redemption or liquidation in accordance with the warrant terms. The Public Warrants are exercisable on a cash basis at the holder's option. The Private Warrants are identical to the Public Warrants, except that the Private Warrants will be exercisable for cash or on a cashless basis, at the holder's option.

At the option of the Company, the Public Warrants may be redeemed at a price of US$0.01 per Warrant, upon at least 30 days' prior written notice, provided that the last reported sales price of the common shares equals or exceeds US$18.00 per common share for any 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which the Company gives notice of such redemption and provided certain other conditions are met.

Further, at the option of the Company, the Public Warrants may also be redeemed at a price of $0.10 per Warrant, upon at least 30 days' prior written notice, if, among other things, the last reported sales price of the common shares equals or exceeds US$10.00 per Common Share on the trading day prior to the date on which notice of the redemption is given. In such a case, Warrant holders will be able to exercise their Warrants prior to redemption for a number of common shares determined by reference to a make-whole table. None of the Private Warrants are redeemable by the Company so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees. All Private Warrants are held by the Company's controlling shareholder, Riverstone.

The Warrants were initially recorded at the fair value acquired through the business combination (note 4). The Warrants are reassessed at the end of each reporting period with subsequent changes in fair value recognized through income as a non-cash item. The Public Warrants are considered a level 1 financial instrument as the valuations at the end of each reporting period are based on the trading price of the Public Warrants on the Nasdaq, which are quoted and observable market prices. The Private Warrants are a level 2 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants.

10 | Hammerhead Energy Inc.	Financial Statements

The change in fair value of all warrants during the period is summarized in the following table:

(Cdn$ thousands)	2020 Warrants	2013 Warrants	Public Warrants	Private Warrants	Total
Fair value at December 31, 2021	11,189	171	-	-	11,360
Change in fair value	10,614	(3)	-	-	10,611
Fair value at December 31, 2022	21,803	168	-	-	21,971
Warrants acquired	-	-	17,782	14,324	32,106
Change in fair value	(119)	-	5,840	4,705	10,426
Foreign exchange revaluation	-	-	(80)	(65)	(145)
Exercise of warrants	(21,684)	(168)	-	-	(21,852)
Fair value at March 31, 2023	-	-	23,542	18,964	42,506

Subsequent event

On April 27, 2023 the Company announced that it had commenced a substantial issuer bid (the "Offer") to purchase for cancellation up to 20,000,000 of its Warrants at the purchase price of US$1.00 per Warrant. The Offer will remain open for acceptance until 5:00 p.m. (Eastern Daylight Time) on June 2, 2023, unless withdrawn, extended or varied by HEI. The Offer will be for up to 20,000,000 of HEI's Warrants, which is approximately 70% of the total number of issued and outstanding Warrants. The Company expects to fund the Offer from cash on hand or by drawing on existing credit facilities.

11. EQUITY COMMITMENT

Upon the close of the business combination with DCRD (note 4), any remaining equity commitments with HHR were terminated.

12. SHARE CAPITAL

(a) Common shares

Authorized

HEI is authorized to issue an unlimited number of Class A common shares ("Common Shares") and first preferred shares (the "First Preferred Shares") in an amount equal to not more than 20% of the number of issued and outstanding Common Shares at the time of issuance of any First Preferred Shares.

11 | Hammerhead Energy Inc.	Financial Statements

Issued and Outstanding

The following table summarizes common shares issued and outstanding as at March 31, 2023:

	Number of Shares (000's)	Amount (Cdn$ thousands)
Balance, December 31, 2022	392,561	585,732
Common shares converted per business combination	(392,561)	(585,732)
Issuance of new common shares per business combination	25,085	585,732
Issuance for exercise of preferred shares	56,068	606,131
Issuance for exercise of 2020 Warrants	1,592	21,684
Issuance to DCRD shareholders	8,033	109,597
Long term retention program	-	5,793
Exercise of legacy restricted share units and options	153	1,668
Balance, March 31, 2023	90,931	1,330,605

Upon the close of the business combination with DCRD (note 4), Hammerhead Energy Inc. issued 90.8 million Common Shares to the shareholders of DCRD and HHR.

(b) Preferred shares

As of December 31, 2022, HHR had 500.9 million preferred shares outstanding at a carrying amount of $606.1 million. These shares were Series I through VI and IV though IX, first preferred shares issued in various years. Upon the close of the business combination with DCRD (note 4), the outstanding preferred shares were converted to 50.1 million common shares of HEI, with no change to the carrying amount of $606.1 million.

(c) Per share amounts

The Company uses the treasury stock method to determine the dilutive effect of stock options, restricted share units ("RSUs"), warrants and convertible preferred shares. Under this method, only "in-the-money" dilutive instruments impact the calculation of diluted loss per common share.

The following table outlines the adjustments made to net loss, in computing the basic and diluted net loss per common share for the periods ended March 31, 2023 and 2022:

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022
Net loss [1]	(133,659)	(6,442)
Effect of Series VII cumulative preferred share dividends [1,2]	(4,090)	(5,883)
Net loss attributable to ordinary equity holders, basic and diluted [1]	(137,749)	(12,325)

1 For the period ended March 31, 2022, the Company's net loss and net loss attributable to ordinary shareholders, basic and diluted, refers to Hammerhead Resources Inc..

2 For the period ended March 31, 2023, the effect of Series VII cumulative preferred share dividends has been incorporated up until the close of the business combination with DCRD (note 4).

In computing the diluted loss per common share for the periods ended March 31, 2023, and 2022 the Company excluded the effect of all preferred shares, share options, RSUs and warrants as they were anti-dilutive.

The following table outlines the weighted average number of common shares outstanding used in the calculation of basic and diluted net loss per common share:

	Three Months Ended March 31,
Number of shares (000's)	2023	2022
Weighted average common shares outstanding, basic and diluted [1]	51,395	24,994

1 For the period ended March 31, 2022, the Company's weighted average common shares outstanding, basic and diluted refers to Hammerhead Resources Inc., and has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD (note 4).

12 | Hammerhead Energy Inc.	Financial Statements

13. SHARE-BASED COMPENSATION

Legacy Stock Options

Following the business combination (note 4) HEI's stock options were converted to legacy stock options. Legacy options to acquire common shares were granted to officers and employees from time to time under the Company's legacy stock option plan. Options granted under this plan are to be settled through the issuance of new common shares of the Company and have a maximum term of ten years to expiry. Following the close of the business combination with DCRD (note 4), each legacy option granted permits the holder to purchase one common share of the Company for $7.83 per share.

The following table summarizes information regarding legacy stock options outstanding at March 31, 2023:

Number of Options (000's)
Issued February 23, 2023	672
Exercised	(8)
Balance at March 31, 2023	664

Exercisable at March 31, 2023	664

Legacy Restricted Share Units

Following the business combination (note 4) HEI's restricted share units ("RSUs") were converted to legacy RSUs. Under the Company's legacy RSU plan, they were awarded to officers and employees from time to time. The legacy RSUs granted under this plan are to be settled through the issuance of common shares of the Company and have a maximum term of five years to expiry. Following the close of the business combination with DCRD (note 4), each legacy RSU granted permits the holder to purchase one common share of the Company for $0.16 per share.

The following table summarizes information regarding legacy RSUs outstanding at March 31, 2023:

Number of RSUs (000's)
Issued February 23, 2023	5,330
Exercised	(146)
Balance at March 31, 2023	5,184

Exercisable at March 31, 2023	5,184

Long-Term Retention Program

Upon the close of the business combination with DCRD (note 4), the loans under the long-term retention program were terminated. The loss on the loans was recognized in transaction costs in the condensed interim consolidated statements of loss and comprehensive loss.  Total value of the loans outstanding as of February 23, 2023 was $5.8 million.

Share-Based Compensation Expense

The total fair value associated with share options and RSUs is recognized over the service period using cliff or graded vesting, resulting in share-based compensation expense as outlined in the following table:

13 | Hammerhead Energy Inc.	Financial Statements

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022
Share-based compensation payments	6,484	4,437
Capitalized to developed and producing assets	(1,690)	(1,262)
Share-based compensation expense	4,794	3,175

Upon the close of the business combination with DCRD (note 4), all legacy share options and RSUs vested, resulting in net share-based compensation expense of $4.4 million for the period ended March 31, 2023.

14. SUPPLEMENTAL INFORMATION

Cash Flow Presentation

Changes in non-cash working capital and cash interest transactions are summarized in the following table:

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022
Source (use) of cash:
Accounts receivable	9,993	(28,897)
Prepaid expenses and deposits	(5,371)	433
Accounts payable and accrued liabilities	53,995	(14,724)
Non-cash working capital acquired	(38,775)	-
	19,842	(43,188)

Relating to:
Related to operating activities	(10,277)	(30,162)
Related to investing activities	30,119	(13,026)
	19,842	(43,188)

Other:
Interest paid	4,113	1,474
Interest received	-	3

15. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company's revenue from contracts with customers consists of crude oil and natural gas sales, treating, processing & gathering income and transportation income.

Hammerhead's crude oil and field condensate, natural gas and natural gas liquids are generally sold under variable price contracts. The transaction price for variable priced contracts is based on the commodity market price, adjusted for quality, location or other factors. Hammerhead is required to deliver nominated volumes of crude oil and field condensate, natural gas and natural gas liquids to the contract counterparty. Each barrel equivalent of commodity delivered is considered to be a distinct performance obligation. The amount of revenue recognized is based on the agreed transaction price and is recognized as performance obligations are satisfied, therefore resulting in revenue recognition in the same month as delivery. Revenues are typically collected on the 25th day of the month following production.

Treating and processing & gathering fees charged to third parties are generally sold under multi-year contracts at fixed fees that vary by volume.

The following table presents the Company's revenue from contracts with customers, disaggregated by revenue source:

14 | Hammerhead Energy Inc.	Financial Statements

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022
Crude oil & field condensate	132,480	102,986
Natural gas	61,098	58,638
Natural gas liquids ("NGL")	23,476	27,918
Total oil and gas revenue	217,054	189,542
Treating, processing & gathering	295	366
Total revenue from contracts with customers	217,349	189,908

Included in accounts receivable at March 31, 2023 was $67.4 million (March 31, 2022 - $75.0 million) of accrued oil and natural gas sales, which was collected subsequent to quarter end.

HEI has applied the practical expedient to recognize revenue in the amount to which the Company has the right to invoice. As such, no disclosure is included relating to the amount of transaction price allocated to remaining performance obligations and when these amounts are expected to be recognized as revenue.

16. FINANCE EXPENSE

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022
Interest on term debt - PIK	2,353	4,020
Interest and fees on bank debt	3,915	1,347
Interest on lease obligation	62	61
Interest on EDC facility - letters of credit	140	25
Accretion of decommissioning obligations	170	124
Total finance expense	6,640	5,577

17. FINANCIAL INSTRUMENTS, FAIR VALUES AND RISK MANAGEMENT

(a) Fair values of financial instruments

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the observable inputs used in making the measurements. The fair value hierarchy has the following levels:

• Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

• Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in level 2 are either directly or indirectly observable as of the reporting date.

• Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular observable input to the fair value measurement requires judgement and may affect the placement within the fair value hierarchy. The Company has estimated the fair value amounts using appropriate valuation methodologies and information available to management as of the valuation dates. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

• Cash, accounts receivable, accounts payable and accrued liabilities - The carrying amounts approximate fair value due to the short-term maturity of these instruments.

15 | Hammerhead Energy Inc.	Financial Statements

• Bank debt and term debt - The bank debt and term debt are valued at amortized cost. The amortized costs approximates the fair value of both the bank debt and term debt.

• Risk management contracts - The fair value of the risk management contracts are a level 2 in the fair value hierarchy. Risk management contracts are valued using valuation techniques with observable market inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations and third-party option valuation models. The models incorporate various inputs including the foreign exchange spot and forward rates, and forward rate curves and volatilities of the underlying commodity.

• Warrant liability - The fair value of the Public Warrant liability is classified as level 1, and the Private Warrant liability is classified as level 2 in the fair value hierarchy. Inputs to the change in fair value of the warrant liability are disclosed in note 10.

During the three months ended March 31, 2023 and 2022, there were no transfers of any financial assets or liabilities between levels.

(b) Risk management

The Company's activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities such as:

• Credit risk

• Liquidity risk

• Market risk

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's accounts receivable from joint operators and oil and gas marketers.

Risk Management Contracts

HEI's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty, where the currency and timing of settlement are the same. The following is a summary of HEI's financial assets and financial liabilities and associated amounts subject to offsetting at March 31, 2023 and December 31, 2022. The net asset amounts represent the maximum exposure to credit risk for risk management contracts at each reporting date.

March 31, 2023	Gross Assets (Liabilities)	Amount Offset Assets (Liabilities)	Net Amount Presented
(Cdn$ thousands)
Current:
Risk management contract assets	44,776	(3,853)	40,923
Risk management contract liabilities	(11,709)	3,853	(7,856)
Net asset	33,067	-	33,067

16 | Hammerhead Energy Inc.	Financial Statements

December 31, 2022	Gross Assets (Liabilities)	Amount Offset Assets (Liabilities)	Net Amount Presented
(Cdn$ thousands)
Current:
Risk management contract assets	28,356	(9,063)	19,293
Risk management contract liabilities	(16,349)	9,063	(7,286)
Net asset	12,007	-	12,007

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company addresses its liquidity risk through its capital management of cash, working capital, credit facility capacity, and equity issuances along with its planned capital expenditure program. At March 31, 2023, the Company had $145.2 million borrowing capacity under the credit facility.

In the next twelve months, HEI's credit facility will undergo two borrowing base redeterminations. The Company has determined that its current financial obligations, including current commitments (note 19), are adequately funded from the available borrowing capacity and from funds derived from operations. However, any reduction in the borrowing base could result in a material impact to HEI's liquidity. Management believes that future funds generated from operations and available borrowing capacity will be sufficient to settle HEI's financial liabilities.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company's income or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

Commodity Price Risk

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted not only by the relationship between the Canadian and United States dollars but also worldwide economic events that influence supply and demand.

HEI enters into risk management contracts to manage its exposure to commodity price fluctuations, which have served to protect and provide certainty on a portion of the Company's cash flows.

The following tables list the fair value of all outstanding risk management contracts by commodity type:

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Crude oil	(2,470)	(5,801)
Natural gas	35,537	17,808
Total net asset	33,067	12,007

The following table summarizes commodity risk management contracts outstanding as at March 31, 2023:

Remaining Term	Reference	Total Daily Volume (bbls/d)	Weighted Average (Price/bbls)
Crude Oil Swaps
Apr 1, 2023 - Jun 30, 2023	US$ WTI	1,000	87.00
Apr 1, 2023 - Sep 30, 2023	US$ WTI	7,000	75.28
Apr 1, 2023 - Dec 31, 2023	US$ WTI	1,100	65.00

17 | Hammerhead Energy Inc.	Financial Statements

Remaining Term	Reference	Total Daily Volume (GJ/d)	Total Daily Volume (MMbtu/d)	Weighted Average (CDN$/GJ)	Weighted Average (US$/MMbtu)
Natural Gas Swaps
Apr 1, 2023 - Sep 30, 2023	CDN$ AECO	30,000	-	4.96	-
Apr 1, 2023 - Jun 30, 2023	US$ Dawn	-	30,000	-	3.04
Apr 1, 2023 - Dec 31, 2023	US$ AECO - NYMEX	-	30,000	-	(1.48)

Natural Gas Collar
Apr 1, 2023 - Dec 31, 2023	US$ NYMEX	-	30,000	-	5.00 - 9.80

The following tables show the breakdown of realized and unrealized gains and losses recognized by commodity type:

Three Months Ended March 31, 2023	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized gain (loss) on risk management contracts	407	(649)	2	(240)
Unrealized gain on risk management contracts	3,331	17,729	-	21,060
Gain on risk management contracts	3,738	17,080	2	20,820

Three Months Ended March 31, 2022	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized loss on risk management contracts	(14,554)	(4,497)	(3,687)	(22,738)
Unrealized loss on risk management contracts	(33,362)	(31,811)	(1,319)	(66,492)
Loss on risk management contracts	(47,916)	(36,308)	(5,006)	(89,230)

The Company's operational results and financial condition are largely dependent on the commodity price received for its oil and natural gas production. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic and geopolitical factors.

(c) Capital management

Hammerhead's objective when managing capital is to maintain a flexible capital structure and sufficient liquidity to meet its financial obligations and to execute its business plans. The Company considers its capital structure to include shareholders' equity, the funds available under outstanding debt and equity agreements, funds from operations and adjusted working capital. Modifications to Hammerhead's capital structure can be accomplished through issuing common and preferred shares, issuing new debt, adjusting capital spending and acquiring or disposing of assets, though there is no certainty that any of these additional sources of capital would be available if required.

Hammerhead's short-term capital management objective is to fund its capital expenditures using primarily funds from operations, noting value-creating activities may be financed with a combination of funds from operations and other sources of capital. Annualized adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations. Annualized adjusted EBITDA is not a standardized measure and therefore may not be comparable with the calculation of similar measures by other entities.

18 | Hammerhead Energy Inc.	Financial Statements

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022
Net loss before income tax	(107,488)	(6,442)
Add (deduct):
Unrealized (gain) loss on risk management contracts	(21,060)	66,492
Transaction costs	8,967	-
Share-based compensation	4,794	3,175
Depletion and depreciation	50,518	35,734
Finance expense	6,640	5,577
Gain on foreign exchange	(53)	(2,117)
Loss (gain) on warrant liability	10,426	(281)
Listing expense	180,478	-
Other income, excluding transportation income	(311)	(241)
Adjusted EBITDA	132,911	101,897
Annualized adjusted EBITDA	531,644	407,588

Previously, working capital was computed including risk management contracts, the current portion of lease obligations and current bank debt. As at March 31, 2023 and December 31, 2022 adjusted working capital has been computed excluding these items. The current presentation of adjusted working capital is aligned with measures used by Management to monitor its liquidity for use in budgeting and capital management decisions. Net debt is used to assess and monitor liquidity at a point in time, while net debt to annualized adjusted EBITDA assists the Company in monitoring its capital structure and financing requirements. Net debt and net debt to annualized adjusted EBITDA are not standardized measures and therefore may not be comparable with the calculation of similar measures by other entities.

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Cash	(6,666)	(8,833)
Accounts receivable	(79,242)	(89,235)
Prepaid expenses and deposits	(9,935)	(4,564)
Accounts payable and accrued liabilities	189,542	135,547
Adjusted working capital deficit	93,699	32,915

Total bank debt	204,833	179,800
Total term debt	81,223	78,932
Total net debt	379,755	291,647
Annualized adjusted EBITDA	531,644	407,588
Net debt to annualized adjusted EBITDA	0.7	0.7

18. RELATED PARTY TRANSACTIONS

All related party transactions occurred in the normal course of operations.

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination with DCRD with Decarbonization Plus Acquisition Corporation IV ("DCRD"), an affiliate of the Company's controlling shareholder, Riverstone, and certain other parties and their respective shareholders. During the three months ended March 31, 2023, HEI incurred $9.2 million in expenses due to Riverstone as part of the liabilities acquired through the business combination. As of March 31, 2023, the Company does not have any outstanding payables due to Riverstone.

Upon close of the business combination with DCRD (note 4) the Company terminated $5.6 million in limited recourse loans previously advanced to key management personnel.

19 | Hammerhead Energy Inc.	Financial Statements

19. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company enters into commitments and contractual obligations in the normal course of operations. Commitments include short-term drilling rig contracts, operating costs for office leases, and firm transportation and processing agreements. Although transportation and processing commitments are required to ensure access to sales markets, the Company actively manages the commitment portfolio to ensure firm commitment levels are in line with future development plans and diversified to multiple sales markets. The Company's firm transportation and processing agreements are terminable in very limited circumstances. If the Company does not meet the commitments with produced volumes, it will be obligated to pay the commitment.

Contractual obligations are comprised of liabilities to third parties incurred for the purpose of managing the Company's capital structure, the liability portion of office building leases, risk management contracts, and decommissioning liabilities. HEI does not have guarantees or off-balance sheet arrangements other than as disclosed.

The following table is a summary of the Company's commitments and contractual obligations as at March 31, 2023:

(Cdn$ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Firm transportation & processing	103,626	230,077	200,520	321,628	855,851
Office buildings [1]	959	1,632	1,428	-	4,019
Drilling services	2,100	-	-	-	2,100
Total annual commitments	106,685	231,709	201,948	321,628	861,970
Accounts payable and accrued liabilities	189,542	-	-	-	189,542
Bank indebtedness - principal [2]	-	204,833	-	-	204,833
Bank indebtedness - interest	16,567	2,726	-	-	19,293
Term debt - principal	-	89,007	-	-	89,007
Term debt - PIK interest	-	5,192	-	-	5,192
Lease obligations [3]	1,407	2,284	1,662	-	5,353
Risk management contracts	7,856	-	-	-	7,856
Decommissioning obligations [3]	-	-	-	31,193	31,193
Total contractual obligations	215,372	304,042	1,662	31,193	552,269
Total future payments	322,057	535,751	203,610	352,821	1,414,239

1 Relates to non-lease components and non-indexed variable payments.

20 | Hammerhead Energy Inc.	Financial Statements

2 The Company's credit facility is subject to a semi-annual borrowing base review at the sole discretion of the lenders. See note 6 for additional information.

3 These values are undiscounted and will differ from the amounts presented elsewhere in the Interim Financial Statements.

21 | Hammerhead Energy Inc.	Financial Statements